                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005



             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ____________ to _______________

                          Commission file number 1-9148
                                                 ------




                         THE BRINK'S COMPANY 401(k) PLAN
                            (Full title of the Plan)




                               THE BRINK'S COMPANY
          (Name of the issuer of securities held pursuant to the Plan)


                    P.O. BOX 18100
                  1801 BAYBERRY COURT
                  RICHMOND, VIRGINIA                          23226-8100
            (Address of issuer's principal                    (Zip Code)
                  executive offices)

                         THE BRINK'S COMPANY 401(k) PLAN

                       Financial Statements and Schedules


                           December 31, 2005 and 2004


         (With Report of Independent Registered Public Accounting Firm)

                         THE BRINK'S COMPANY 401(k) PLAN

                   Index to Financial Statements and Schedules


                           December 31, 2005 and 2004


                                                                           Pages
                                                                           -----

Report of Independent Registered Public Accounting Firm                     4

Financial Statements
--------------------

Statements of Assets Available for Benefits
   December 31, 2005 and 2004                                               5

Statement of Changes in Assets Available for Benefits
   Year Ended December 31, 2005                                             6

Notes to Financial Statements                                               7-13


Schedules
---------

Schedule H, Line 4i, -
Schedule of Assets (Held at End of Year) -
   December 31, 2005                                                        14

Schedule H, Line 4j, -
Schedule of Reportable Transactions
   for the Year Ended December 31, 2005                                     15


Other schedules not filed herewith are omitted because of the absence of conditions under which they are required to be filed.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



The Pension Committee of the Board of Directors
The Brink's Company:


We have audited the accompanying statements of assets available for benefits of The Brink's Company 401(k) plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Richmond, Virginia
June 29, 2006

                         THE BRINK'S COMPANY 401(k) PLAN
                   Statements of Assets Available for Benefits


                                                            December 31,
(In thousands)                                         2005             2004
-------------------------------------------------------------------------------
Investments at fair value:
   The Brink's Company common stock                $  113,739          112,480
   Mutual funds                                       160,299          130,922
   Common trust fund                                   22,303           21,685
   Participant loans                                   16,815           15,157
Investments at contract value                          59,673           52,769
-------------------------------------------------------------------------------
Total investments                                     372,829          333,013

Receivables:
   Participant contributions                            1,389            1,598
   Employer contributions                                 578              709
   Interest                                                48               51
-------------------------------------------------------------------------------
Total receivables                                       2,015            2,358

Cash and cash equivalents                                 347               75
-------------------------------------------------------------------------------
Assets available for benefits                      $  375,191          335,446
===============================================================================


See accompanying notes to financial statements.

                         THE BRINK'S COMPANY 401(k) PLAN
              Statement of Changes in Assets Available for Benefits


                                                       Year Ended December 31,
(In thousands)                                                   2005
------------------------------------------------------------------------------
Income:
   Dividends                                              $       8,273
   Interest                                                         814

Net appreciation in fair value of investments:
   Participant-directed                                           6,757
   Nonparticipant-directed                                       20,311
------------------------------------------------------------------------------
   Net appreciation                                              27,068

Contributions:
   Participant                                                   24,379
   Employer:
     Cash                                                           578
     The Brink's Company common stock                            10,278
   Rollover                                                       1,956
------------------------------------------------------------------------------
Total additions                                                  73,346

Distributions to participants or beneficiaries                  (33,601)
------------------------------------------------------------------------------
Net increase                                                     39,745

Assets available for benefits:
   Beginning of year                                            335,446
------------------------------------------------------------------------------
   End of year                                            $     375,191
==============================================================================


See accompanying notes to financial statements.

                         THE BRINK'S COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004


1.       Plan Information and Summary of Significant Accounting Policies

         Description of Plan
         -------------------
         The Brink's Company 401(k) Plan (the "Plan") is a voluntary defined contribution plan sponsored by The Brink's Company and participating subsidiaries (the "Company"). During 2004 and 2005, full-time employees of the Company who are not members of a collective bargaining unit (unless the collective bargaining agreement provides specifically for and the Administrative Committee has approved participation) were eligible t o participate and were automatically enrolled on the first day of the month following thirty days of full time service. Effective January 1, 2006, the Plan was amended such that automatic enrollment for those who are eligible occurs immediately following thirty days of full time service. During 2005 and 2004, Company matching contributions commenced to participants once they had completed six months of service. Effective January 1, 2006, the Plan was amended such that Company matching contributions commence upon enrollment. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Withdrawals
         The Plan generally requires that pretax savings remain in the Plan while the participant is actively employed. However, the Plan allows two exceptions:

         (a) If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pretax contributions. After each of these withdrawals, employer matching contributions are suspended for six months.

         (b) If the participant has a "financial hardship" (as that term is defined by Internal Revenue Service ("IRS") guidelines) it is possible to withdraw all or a portion of his or her pretax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age. During 2005, after each hardship withdrawal, employee pretax contributions were suspended for twelve months. Effective January 1, 2006, the Plan was amended such that after each hardship withdrawal, employee pretax contributions are suspended for six months.

         A participant may withdraw the following at any time without being suspended from the Plan in the following order:

         (a)   All or a portion of after-tax contributions;

         (b) All or a portion of earnings attributable to after-tax contributions;

         (c) All or a portion of Company matching contributions in respect to after-tax contributions made prior to January 1, 1985;

         (d)   Any rollover contributions.

         Certain withdrawals of vested Company matching contributions made after December 31, 1984 require the employer to suspend making matching contributions on behalf of the participant for a period of six months.

         Vesting Schedule
         A participant is 100% vested in the value of his or her pretax contributions. Vesting in the Company matching contributions is based on years of service. Vesting in the Company matching contributions during 2005 and 2004 was based on years of service as follows:

                  Less than 2 years                               0%
                  2 but less than 3 years                        20%
                  3 but less than 4 years                        50%
                  4 but less than 5 years                        75%
                  5 or more years                               100%

         If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company matching contributions regardless of years of service.

         Forfeitures by the participants of the unvested portion of their account upon termination of employment with the Company are used to reduce future matching contributions of the Company to the Plan. Forfeitures reduced employer contributions by $1,121,000 in 2005. Employer contributions receivable are net of forfeitures of $98,000 and $102,000 at December 31, 2005 and 2004, respectively.

         Plan Termination
         Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or discontinue the Plan in whole or in part at any time by action of the Company's Board of Directors, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         Basis of Presentation
         ---------------------
         The accompanying financial statements have been prepared on the accrual basis of accounting and present assets available for benefits and changes in those assets available for benefits.

         Investments and Investment Income
         ---------------------------------
         The fair value of common stock, mutual fund investments and common trust fund investments is determined by using quoted market prices. The contract value (contributions made plus interest accrued at the contract rate less withdrawals and fees) of certain investments approximates fair value. Participant loans are valued at cost, which approximates fair value. The cost of securities sold is determined principally on the basis of average cost at the time of sale. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

         Use of Estimates
         ----------------
         In accordance with U.S. generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ materially from those estimates.

         Benefit Payments
         ----------------
         Benefits to participants or beneficiaries are recorded when paid.

         Risks and Uncertainties
         -----------------------
         The Plan provides for various investment options that may be exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Because of this, values of investment securities are expected to be volatile which could adversely affect participants' account balances and the amounts reported in the statement of assets available for benefits.

2.       Participant Loans

         Participants can borrow, in exchange for a promissory note, up to the lesser of $50,000 less the highest outstanding loan during the previous 12 months or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. Repayments are generally made through level monthly payroll deductions. The term of a loan cannot exceed four and a half years for general purpose loans and fifteen years for principal residence loans. The interest rate charged on a participant loan is fixed for the duration of the loan at one percentage point above the prime rate as published in the Wall Street Journal at the inception of the loan. Interest paid by the participant is credited to the participant's account.

3.       Contributions

         Employee Contributions
         ----------------------
         During 2005, each participant could designate a contribution of up to the lesser of $14,000 or 30% of pretax earnings. For purposes of determining Plan contributions, pretax earnings are defined as regular pay including commissions and certain bonuses, but excluding overtime, premium pay and allowances. Amounts contributed are subject to limitations under IRS non-discrimination tests. Employee contributions may be divided among investment funds in multiples of 1% based upon the participant's election. Participants have the option to change their contribution percentages during each pay period.

         Participants who reached the age of 50 on or prior to December 31, 2005 were eligible to make additional pretax catch-up contributions during 2005. Catch-up contributions in 2005 were limited to the lesser of $4,000 or 45% of eligible pay. Catch-up contributions are scheduled to increase to $5,000 in 2006. After 2006, the limit will be adjusted for inflation.

         Participant  contributions  to  the  Plan  may  be  invested  in one of several investment funds managed by an affiliate of T. Rowe Price Trust Company ("T. Rowe Price") and two other fund alternatives not managed by the affiliate. Prior to September 2002, participant contributions could be invested in The Brink's Company common stock. After September 2002, no participant contributions could be directed into The Brink's Company common stock; however, existing participant-directed balances in The Brink's Company common stock were eligible to remain in The Brink's Company common stock. Any remaining investment in The Brink's Company common stock at December 31, 2007 will be sold and reinvested in the same manner as Employee Contributions.

         Employer Contributions
         ----------------------
         Employer matching contributions in 2005 were in the form of The Brink's Company common stock. In 2005, the Company matched 75% of participant contributions up to the first 5% of pretax earnings contributed. Participants may transfer their matching contributions in The Brink's Company common stock to other investment options when the matching contributions vest. Effective January 1, 2006, the Plan was amended such that the Company will match 125% of participant contributions up to the first 5% of pretax earnings contributed. Matching contributions are no longer made in the form of The Brink's Company common stock, but are made in cash and allocated to investment funds in the same manner as Employee Contributions.

4.       Distributions

         Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of an employee's contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash, except payouts from The Brink's Company stock fund which will be made in shares unless cash payment is specifically requested. The value of any fractional shares will be distributed in cash. The Plan requires that vested balances less than $5,000 at the date of termination are to be distributed from the Plan. If a participant's employment with the Company terminates and he or she has a vested account balance of more than $5,000, he or she may elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan. Participants who retire on or before their normal retirement date may elect to defer distribution until age 70 1/2. Participants who work beyond age 70 1/2, may defer distribution until they retire.

5.       Related Party Transactions

         Certain Plan investments are shares of mutual funds, common trusts, and investment contracts managed by T. Rowe Price, the Trustee. Additionally, the Plan invests in shares of The Brink's Company common stock. Such transactions are deemed to be party-in-interest transactions of the Plan as are all participant loans.

         The Plan's investments in The Brink's Company  common stock at December
         31,  2005 and 2004,  and  purchases  and   sales  during  2005,  are as
         follows:

         (in thousands, except share amounts)    Shares     Fair Value   Cost
         -----------------------------------------------------------------------

         Shares held at December 31, 2004      2,846,155   $  112,480    60,972
         Purchases                               337,282       12,482    12,482
         Sales                                  (809,427)     (32,342)  (17,939)
         Net appreciation                              -       21,119         -
         -----------------------------------------------------------------------
         Shares held at December 31, 2005      2,374,010   $  113,739    55,515
         -----------------------------------------------------------------------


6.       Federal Income Taxes

         The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
         (IRC). Although the Plan has been amended since receiving the determination letter, the Company and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.       Investments

         During 2005, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:


                                                         Year Ended December 31,
                                                                  2005
         -----------------------------------------------------------------------
                                                             (In thousands)
         Net appreciation of investments at fair value as
           determined by quoted market prices:
              The Brink's Company common stock              $     21,119
              Mutual funds                                         4,936
              Common trust funds                                   1,013
         -----------------------------------------------------------------------
                                                            $     27,068
         =======================================================================


         In 2005 and 2004, participants had the option to invest in the T. Rowe Price Stable Value Common Trust Fund (the "Stable Value Fund"), which generally invests in money market funds, short-term investments and benefit-responsive investment contracts, including synthetic investment contracts, issued by banks, insurance companies and other high-quality issuers. The Stable Value Fund seeks to maintain a constant net asset value and, as a result, allows participants to withdraw all or a portion of their investment at contract value. The investment contracts held by the Stable Value Fund are nontransferable, but provide for these benefit-responsive withdrawals by Plan participants at the contract value.

         The Stable Value Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the c ontract terms, fair value may be less than contract value.

         The investments in the Stable Value Fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based on the contract issuer's investment experience or on another formula applicable under the contract. The average yield on investments held by the Stable Value Fund was approximately 4.5% at December 31, 2005 and 2004. Maturities of the investment contracts held by the Stable Value Fund at December
         31, 2005 ranged from 2006 to 2035. Crediting interest rates on investments held by the Stable Value Fund ranged from 0% to 9% as of December 31, 2005.

         Investments at fair value or contract value which represent 5% or more of the assets available for benefits at December 31 are as follows:

                                                                 December 31,
                                                             2005        2004
         ----------------------------------------------------------------------
                                                              (In thousands)
           The Brink's Company common stock:
              Matching contributions (see notes 3 and 8)  $ 109,395    107,872
              Employee contributions (see note 3)             4,344      4,608
         ----------------------------------------------------------------------
                                                            113,739    112,480

           T. Rowe Price Stable Value Common Trust Fund      59,673     52,769
           T. Rowe Price Personal Strategy Balanced Fund     37,755     30,882
           T. Rowe Price Blue Chip Growth Fund               22,934     21,671
           T. Rowe Price Equity Index Trust                  22,303     21,685
           T. Rowe Price New Horizons Fund                   22,038     19,392
         ----------------------------------------------------------------------


8.       Nonparticipant-Directed Investments

         In September 2002, the Plan was amended to allow participants to diversify their vested matching contribution investments in The Brink's Company common stock. As a result, the vested portion of the matching contribution investment in The Brink's Company common stock is considered participant-directed; however, since changes in the components of vested and unvested matching contribution investments cannot be separately determined, all vested and unvested matching contribution investments in The Brink's Company common stock are disclosed as nonparticipant-directed in the financial statements.

         Information about the assets available for benefits and changes in assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                              December 31,
         Nonparticipant-directed Investments              2005           2004
         -----------------------------------------------------------------------
                                                            (In thousands)
         Assets available for benefits:
           The Brink's Company common stock:
              Vested matching contributions        $     101,590        100,033
              Unvested matching contributions              7,805          7,839
         -----------------------------------------------------------------------
                                                         109,395        107,872

         -----------------------------------------------------------------------
           Employer contributions receivable to
              nonparticipant-directed accounts                 -            709
         -----------------------------------------------------------------------
                                                   $     109,395        108,581
         =======================================================================

                                                         Year Ended December 31,
         Nonparticipant-directed investments (continued)           2005
         -----------------------------------------------------------------------
                                                              (In thousands)
         Changes in assets available for benefits:
           Contributions to nonparticipant-directed accounts $   10,278
           Dividends                                                257
           Net appreciation                                      20,311
           Distributions to participants or beneficiaries        (9,424)
           Transfers to participant-directed investments        (20,608)
         -----------------------------------------------------------------------
                                                             $      814
         =======================================================================


9.       Reconciliation to Form 5500

         Assets available for benefits in the Form 5500 for the Plan reflects a reduction in assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction for deemed distributions as the participants to which deemed distributions relate continue to retain their assets within the Plan.

         The following reconciles assets available for benefits and benefits paid to participants or beneficiaries from the Form 5500 to the Plan financial statements:

                                                                December 31,
                                                              2005       2004
         ----------------------------------------------------------------------
                                                               (In thousands)

         Assets available for benefits per the Form 5500    $ 75,077    335,329
         Cumulative deemed distributions                         114        117
         ----------------------------------------------------------------------
         Assets available for benefits per the
           Statements of Assets
              Available for Benefits                        $ 75,191    335,446
         ======================================================================



                                                                         Year Ended December 31,
                                                                                  2005
         --------------------------------------------------------------------------------------
                                             (In thousands)
         Distributions to participants or beneficiaries per the Form 5500     $ 33,604
         Change in the amount of deemed distributions                                3
         Benefits payable to participants at end of year                            (6)
         --------------------------------------------------------------------------------------
         Distributions to participants or beneficiaries per the
           Statement of Changes in Assets
              Available for Benefits                                          $ 33,601
         ======================================================================================


10.      Subsequent Events

         Effective January 31, 2006, the Company finalized the sale of BAX Global, Inc. (BAX), a wholly owned subsidiary of the Company. Accordingly, contributions to BAX employees' participant accounts ceased as of December 31, 2005. BAX employees' participant accounts totaling $125.9 million as of December 31, 2005 were transferred out of the Plan on March 8, 2006.

                         THE BRINK'S COMPANY 401(k) PLAN
          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31, 2005
                      (In thousands, except share amounts)



Identity of Issuer, Borrower,   Description of Investment Including Maturity Date,                          Cost             Current
Lessor or Similar Party         Rate of Interest, Collateral, Par or Maturity Value            (nonparticipant-directed only)  Value
------------------------------------------------------------------------------------------------------------------------------------

*The Brink's Company          2,374,010 shares of The Brink's Company common stock; $1 par value      $   53,732             113,739

ING Investments, LLC          605,650 shares in the ING International Value Fund                                              10,823

Lord Abbett                   227,651 shares in Lord Abbett Mid Cap Value Fund                                                 5,102

*T. Rowe Price                59,673,129 shares in the Stable Value Common Trust Fund                                         59,673

*T. Rowe Price                647,955 shares in the Spectrum Income Fund                                                       7,639

*T. Rowe Price                483,317 shares in the Equity Income Fund                                                        12,527

*T. Rowe Price                622,801 shares in the Equity Index Trust                                                        22,303

*T. Rowe Price                411,187 shares in the Small Cap Value Fund                                                      15,177

*T. Rowe Price                694,319 shares in the New Horizons Fund                                                         22,038

*T. Rowe Price                336,673 shares in the Personal Strategy Income Fund                                              5,074

*T. Rowe Price                2,011,453 shares in the Personal Strategy Balanced Fund                                         37,755

*T. Rowe Price                483,917 shares in the Personal Strategy Growth Fund                                             11,174

*T. Rowe Price                185,746 shares in the Mid-Cap Growth Fund                                                       10,056

*T. Rowe Price                701,780 shares in the Blue Chip Growth Fund                                                     22,934

*Participant                  Loans Participant loans at interest
                              rates ranging from 5% to 10.5%,
                              maturities not to exceed 4.5 years for
                              general purpose and
                              15 years for principal residence                                                                16,815
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         $   372,829

====================================================================================================================================

The cost of participant-directed investments is not required.
*Indicates a party-in-interest investment.
See accompanying Report of Independent Registered Public Accounting Firm.

                         THE BRINK'S COMPANY 401(k) PLAN
            Schedule H, Line 4j, Schedule of Reportable Transactions
                      For the Year Ended December 31, 2005
           (In thousands, except number of purchase and sale amounts)




                      Description of asset                                                       Cost    Current value
Identity of           (include interest rate and   Purchase  Selling  Lease   Expense incurred   of      of asset on       Net gain
party involved        maturity in case of a loan)  Price     Price    Rental  with Transaction   Asset   Transaction Date  or (loss)
------------------------------------------------------------------------------------------------------------------------------------

*The Brink's Company  The Brink's Company
                      Common Stock 27 Purchases  $ 12,471     N/A      N/A         N/A          $ 12,471   $ 12,471           N/A

*The Brink's Company  The Brink's Company
                      Common Stock 226 Sales        N/A    $ 31,259    N/A         N/A          $ 17,411   $ 31,259         $13,848
====================================================================================================================================

Transactions under an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account are not treated for purposes of line 4j as reportable transactions. Transactions listed represent a series of transactions in a security of the same issue in excess of 5% of the plan market value as of December 31, 2004.

*  Indicates a party-in-interest investment.

See accompanying Report of Independent Registered Public Accounting Firm.

                                  EXHIBIT INDEX
                                  -------------


Exhibit Number      Description
--------------      -----------

     23             Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               The Brink's Company 401(k) Plan
                                               -------------------------------
                                                       (Name of Plan)


                                                  /s/ Frank T. Lennon
                                               ---------------------------------
                                                      (Frank T. Lennon
                                                    Vice President and Chief
                                                     Administrative Officer)


Date: June 29, 2006